

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

November 9, 2016

Richard Murray, Ph.D.
Chief Executive Officer and President
Jounce Therapeutics, Inc.
1030 Massachusetts Avenue
Cambridge, MA 02138

> **Re:** **Jounce Therapeutics, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted October 12, 2016**
> **CIK No. 0001640455**

Dear Dr. Murray:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Strategic Alliance with Celgene, page 5

1.   Please remove this section from the summary. It is largely redundant of the information provided on page 2 and provides more detail than appropriate for the summary. Additionally, the statement that you are eligible to receive up to approximately $2.6 billion is not balanced and requires additional context.

Management's discussion and analysis of financial condition and results of operations

Overview, page 86

2.   Please expand the statement that you are eligible to earn up to approximately $2.6 billion to quantify the total milestones on a per product basis; the total amount of option exercise fees; and the total amount of research term extension fees included in the $2.6 billion. Additionally, clarify that the $2.6 billion assumes that all options are exercised, Celgene extends the research term for each of the additional three year terms; and JTX-2011, JTX-4014 and four other programs meet all milestones, including the FDA approval necessary to achieve commercialization milestones. Similarly, revise your description of the agreement beginning on page 114.

Management's discussion and analysis of financial and results of operations

Components of operating results

Operating expenses

Research and development, page 96

3.   The total external costs by project for the six months ended June 30, 2016 of $5,500,000 in the table on page 97 does not agree with the $4,592,000 amount presented in the research and development table at the bottom of page 98. Please explain the difference to us or revise your disclosure accordingly. In this regard, we note that the amount in the table on page 97 for the full year 2015 is the same as the amount depicted in the research and development table on page 100.

Business, page 105

Strategic alliance with Celgene, page 114

4.   Please expand the discussion to address the following questions:
   *   When do Celgene's options expire?
   *   We note that if Celgene exercises any of its option for JTX-4014 you will enter into a co-development and co-commercialization agreement or license agreement with Celgene. Are the terms of the potential agreements set in this research and collaboration agreement?
   *   If not, please clarify that the terms have not been set, or identify the terms that have not been set, and include risk factor disclosure discussing the possibility that you are not able to come to a mutual agreement about the terms.

5.   Please address the following comments related to your Master Research and Collaboration Agreement with Celgene:

- Given that your sale of Series B-1 convertible preferred stock to Celgene appears to be a component of your collaboration agreement with Celgene, please tell us how you determined the amount to allocate to the stock issuance in your upcoming third quarter of 2016 financial statements. Reference for us the authoritative literature you relied upon to support your accounting. In your response, please tell us the fair value of a share of this series of preferred stock and, in conjunction with your ultimate response to comment 3 of our December 7, 2015 letter, bridge this fair value to the fair value of your underlying common stock on the issuance date.
- Given the options granted to Celgene to participate in future development and/or commercialization, please tell us whether any of these options result in contingent deliverables that qualify as separate deliverables at contract inception for which arrangement consideration should be allocated under ASC 605-25-30-2.
- Please disclose the milestone consideration for each option exercise and for each milestone within your arrangement under ASC 605-28-50-2b or tell us why this disclosure is not required.

Notes to financial statements

Note 9: Stock-based compensation

Founder awards, page F-24

6. Please tell us why it is appropriate to carry the restricted stock awards granted to two non-employee founders in temporary equity. In your response specifically address the following issues:
   - Tell us the nature of the contingent events that could trigger redemption and explain whether the occurrence of these events is outside your control.
   - Tell us why it is appropriate to stop re-measuring the carrying value of these contingently redeemable instruments when they are fully vested.
   Separately reference for us the authoritative literature you rely upon to support your accounting.

Exhibit Index

7. We note you are seeking confidential treatment of portions of two agreements filed as exhibits. Please note we will provide any comments on your application in a separate letter.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551- 3614 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Gershon at (202) 551-6598 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ryan S. Sansom, Esq.